UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 4
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)
Date of end of last fiscal year:  December 31, 2014

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2014 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit XV:  Unaudited Condensed Semi-Annual Financial Statements as at June 30, 2015.

Exhibit XVI:  Disclosure of EIB’s involvement in the Juncker Plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 28th day of July, 2015.
EUROPEAN INVESTMENT BANK
(Name of registrant)

by

/s/ Eila Kreivi
Eila Kreivi
Director
Head of Capital Markets Department

by

/s/ Sandeep Dhawan
Sandeep Dhawan
Head of Funding
Americas, Asia, Pacific Capital Markets

SIGNATURE OF AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Washington, D.C., on the 28th day of July, 2015.
EUROPEAN INVESTMENT BANK
(Name of registrant)

by

/s/ David O’Sullivan
David O’Sullivan
Head of Delegation of the Delegation of the European Union to the United States

EXHIBIT INDEX
Exhibit	Document

XV	Unaudited Condensed Semi-Annual Financial Statements as at June 30, 2015.

XVI	Disclosure of EIB’s involvement in the Juncker Plan.